FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . .0.5

1. Name and Address of Reporting Person* Bartel, Ralph	2. Issuer Name and Ticker or Trading Symbol Travelzoo Inc. (TVZO)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) ___ Other (specify below) Chief Executive Officer
(Last) (First) (Middle) 590 Madison Avenue, 21st Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 2/24/03
(Street) New York, NY 10022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	8/28/02		S		500	D	$6.50
Common Stock	8/29/02		S		34	D	$6.50
Common Stock	8/30/02		S		300	D	$7.00
Common Stock	9/5/02		S		100	D	$6.00
Common Stock	9/13/02		S		500	D	$6.50
Common Stock	9/19/02		S		500	D	$6.50
Common Stock	9/24/02		S		500	D	$6.50
Common Stock	9/25/02		S		100	D	$6.50
Common Stock	9/26/02		S		115	D	$6.50
Common Stock	10/29/02		P		100	A	$2.00
Common Stock	11/13/02		S		100	D	$4.00
Common Stock	11/22/02		P		100	A	$3.00
Common Stock	11/28/02		S		100	D	$4.00
Common Stock	12/6/02		P		7,000	A	$4.00
Common Stock	12/6/02		P		500	A	$3.91
Common Stock	12/20/02		P		500	A	$4.00
Common Stock	12/27/02		P		4,500	A	$4.00
Common Stock	12/31/02		P		1,000	A	$4.00
Common Stock	1/3/03		P		1,000	A	$4.00
Common Stock	1/21/03		S		1,000	D	$5.00
Common Stock	1/23/03		S		1,000	D	$5.00
Common Stock	2/4/03		S		200	D	$5.00
Common Stock	2/6/03		S		100	D	$5.00
Common Stock	2/12/03		S		300	D	$5.00
Common Stock	2/24/03		S		100	D	$5.00	14,018,374	D
Form 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exerci- sable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

/s/ Ralph Bartel	3/3/03
** Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.